UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date August 14, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	August 14, 2013

TASMAN ACHIEVES HIGH RECOVERY IN FIRST METALLURGICAL TESTS FROM OLSERUM HEAVY RARE EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mark Saxon, President & CEO, is pleased to announce results of the first phase of metallurgical testing on representative mineralization samples from the Olserum heavy rare earth element (REE) project in Sweden.  Magnetic separation and flotation tests completed by the Geological Survey of Finland (GTK) in Outokumpu produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times. A very high grade magnetite concentrate was also produced as a by-product during testing.

This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission’s EURARE research project as was press released by Tasman on July 17, 2013.

Olserum has a published Canadian Institute of Mines (“CIM”) resource of inferred and indicated categories as described most recently by Tasman in our press release dated July 23, 2013. Olserum is enriched in the high value heavy REE’s with a HREO/TREO (heavy rare earth oxide/total rare earth oxide) ratio of 34%.  Mineral Liberation Analysis (MLA) has determined REE mineralogy for Olserum to be a simple combination of the phosphate minerals xenotime, monazite and rare apatite.  Tasman recently submitted an application for a 25 year Mining Lease for the Olserum deposit.

“With the financial support Tasman receives under the EURARE project, we have been able to advance the metallurgical research at Olserum with minimal cost to the Company” said Mark Saxon, Tasman’s President and CEO.  “This new set of processing results is a significant step forward, with the concentrate quality and REE recovery approaching targeted levels.  We look forward to what the next stages of optimization can deliver for both the REE and magnetite concentrates.”

A well selected and homogenized sample of 75 kg of drill core was provided to GTK for metallurgical testing.  Core was selected from across the deposit and is believed to reflect grade and mineralogical variation well.  Following a series of grinding tests, a suitable grind size was determined to be -75 microns (P80 75 microns) which was achieved by rod mill.

A testing flow sheet of low intensity magnetic separation (LIMS) followed by REE mineral flotation proved to be the most effective, for which 6 tests were performed.  In addition, direct flotation of biotite was tested but did not improve quality or grade of the REE concentrate sample.

As anticipated, the LIMS was extremely efficient in the separation of magnetite from other minerals present.  In Test 8 the magnetic concentrate comprised 2.93% of the rock mass and showed a grade of Fe 65.5%, being very close to the iron content of pure magnetite.

The best REE recovery results were obtained where highest REE recovery was achieved in the lowest concentrate mass (mass pull) as described below:

Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

The above results are the first from rigorous metallurgical testwork of the Olserum deposit and can be considered highly encouraging.  Recovery data for all REE’s is not available at this time, however heavy REE recovery is anticipated to follow Y recovery due to chemical and physical similarity.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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Additional testing is underway to improve the proposed flowsheet and better understand the processing behavior of the Olserum mineralization.

Samples submitted by GTK on Tasman Metals Ltd’s behalf were analyzed by XRF at Labtium Oy’s laboratory in Outokumpu, Finland, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australian Institute of Geoscientists and Fellow of Australasian Institute of Mining and Metallurgy, has reviewed and verified the contents of this release.

Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.  Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral development company focused on Rare Earth Elements (REE’s) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Commission promotes policy to develop domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver REE’s from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

About EURARE

The EURARE project has received funding from the European Community’s Seventh Framework Programme ([FP7/2007-2013]) under grant agreement n°309373. This publication reflects only the author’s view, exempting the Community from any liability”. Project web site: www.eurare.eu.

For more information regarding rare earth elements, see the Rare Metal Blog at http://proedgewire.com/rare-earth/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not

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be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.